
07003939


PROCESSING
RECEIVED
FEB 28 2007
213
SEC MAIL
SECTION
WASH., D.C.

SECUR[illegible]SION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 66878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mitchell Energy Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7515 Greenville Avenue, Suite 905
(No. and Street)

Dallas	Texas	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael W. Mitchell **469-916-7484**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company
(Name – *if individual, state last, first, middle name*)

12700 Park Central Dr.	Dallas	Texas	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael W. Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mitchell Energy Advisors, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Notary Public


MARY JANE GIST
Notary Public, State of Texas
My Commission Expires
March 10, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mitchell Energy Advisors, LLC

Financial Statements

and

Independent Auditors' Report

For the Year Ended December 31, 2006

CONTENTS

Your Vision Our Focus


TURNER
ts
STONE

Independent Auditors' Report

The Member
Mitchell Energy Advisors, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Mitchell Energy Advisors, LLC (the Company), as of December 31, 2006, and the related statements of income and accumulated earnings and cash flows for the year then ended, that you are filing pursuant to rule 17-a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mitchell Energy Advisors, LLC at December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Schedules II, III and IV are not applicable) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17-a5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Stone & Company, LLP

Certified Public Accountants
February 20, 2007

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 Facsimile: 972-239-1665
Web site: turnerstone.com

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Assets

Current assets:	
Cash	$ 207,834
Accounts receivable	1,150,000
Total current assets	1,357,834
Furniture, fixtures and equipment, at cost:	
Furniture and fixtures	52,500
Equipment	38,019
Less accumulated depreciation	(39,213)
	51,306
	$ 1,409,140

Liabilities and Member's Equity

Current liabilities	$ 9,332
Deferred state income tax	41,200
Commitments and contingencies (Note 2)	
Member's equity:	
Capital contributions	53,000
Accumulated earnings	1,305,608
	1,358,608
	$ 1,409,140

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF INCOME AND ACCUMULATED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues	$ 3,025,665
Cost and expenses:	
Salaries	2,454,489
Legal and professional fees	174,592
Travel and entertainment	188,388
General and administrative	182,128
Income before provision for deferred state income taxes	26,068
Provision for deferred state income taxes	11,200
Net income	14,868
Accumulated earnings, beginning of year	2,040,740
Capital distributions	(750,000)
Accumulated earnings, end of year	$ 1,305,608

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Cash received for fees and commissions	$ 3,894,383
Cash paid to suppliers	(520,672)
Cash paid to employees	(2,454,489)
Cash provided by operating activities	919,222
Cash flows from investing activities:	
Purchase of furniture, fixtures and equipment	(2,689)
Cash used in investing activities	(2,689)
Cash flows from financing activities:	
Distributions paid to Member	(750,000)
Cash used by financing activities	(750,000)
Net increase in cash	166,533
Cash at beginning of year	41,301
Cash at end of year	$ 207,834

Reconciliation of Net Income to Net Cash Provided by Operating Activities

Net income	$ 14,868
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	15,104
Changes in operating assets and liabilities:	
Accounts receivable	868,718
Credit card payable	9,332
State income tax payable	11,200
Net cash provided by operating activities	$ 919,222

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business and operations

Mitchell Energy Advisors, LLC (the Company or MEA) is a limited liability company organized in the State of Texas, on March 5, 2003 and is a wholly-owned subsidiary of Mitchell Energy Partners, LLC (MEP). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). Currently the Company is engaged in the private placement of debt and equity securities, principally in the oil and gas industry, as well as providing advisory services for mergers and acquisitions and corporate finance.

Cash and cash flows

The Company maintains deposits in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation of $100,000. The Company has not experienced any losses in such accounts, and does not believe it is subject to any credit risks involving its cash. At December 31, 2006, $107,834 of the Company's cash was in excess of federally insured limits.

For purposes of the statement of cash flows, cash includes demand deposits, time deposits and short-term cash equivalent investments with maturities of less than three months. At December 31, 2006, the Company had no such investments included in cash. None of the Company's cash is restricted.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures and equipment is currently being provided using the straight-line method for financial reporting purposes over estimated useful lives of five to seven years and using accelerated methods for tax reporting purposes. For the year ended December 31, 2006, depreciation expense totaled $15,104.

Revenue recognition

The Company earns fees and commissions in connection with the placement services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

For the year ended December 31, 2006, one client represented approximately 57% of revenues and substantially all of the accounts receivable at December 31, 2006.

MITCHELL ENERGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

Accounts receivable

The Company's accounts receivable represent services provided to clients in the normal course of business that have not been collected at the date of the financial statements. Management believes it is not exposed to any significant credit risks affecting accounts receivable, that these accounts receivable are fairly stated at estimated net realizable amounts and as of December 31, 2006, no provision for doubtful accounts was necessary. Part of the balance in the account is the value of a "common interest equity" in a client company for which MEA has raised funds and will be collected upon the client company drawing the balance of the equity commitment. The Company will receive a percentage of the equity in its client sufficient to essentially equal cash of $700,000. The remaining receivable of $450,000 is due in cash from the same client company and is expected to be collected on or about April 30, 2007 upon the drawing of additional equity under the equity commitment placed by MEA.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

In accordance with the reporting requirements of SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash and accounts receivable approximate their carrying amount due to their readily available nature. The Company's cash and accounts receivable are not held for trading purposes.

2. COMMITMENTS AND CONTINGENCIES:

Operating lease

The Company is currently obligated under one operating lease which expires on April 30, 2008, for office space, requiring monthly payments of $2,975 from January 1, 2007 to April 30, 2008. For the year ended December 31, 2006, rent expense totaled $32,409.

During January 2007, the Company added additional space and extended its lease to March 31, 2013, requiring monthly payments of approximately $5,000 per month through expiration.

MITCHELL ENERGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

3. INCOME TAXES:

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the Member's income tax return and are taxed based on the Member's income tax rate.

As a Texas limited liability company, the Company is subject to a state franchise tax based on the greater of 4.5% of taxable income or .25% of member's equity when revenues exceed $150,000. At December 31, 2006, the state income tax liability was $10,200 and was substantially all deferred since the Company files its franchise tax return on a cash basis.

4. TRANSACTION WITH RELATED PARTY:

The Company's parent (Note 1) is owned by Cullen-Mitchell Family Limited Partnership (CMFP). CMFP is a Texas limited partnership owned by the individual members of MEP. During the year ended December 31, 2006, a distribution of $750,000 was paid to the Company's parent.

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company was in compliance with no limited aggregate indebtedness and net capital of $157,302.

6. RULE 15c3-3 EXEMPTION:

The Company does not hold customer funds or securities and is, therefore, exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

SCHEDULE I
MITCHELL ENERGY ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Net capital requirement, the greater of:		$	5,000
1/8 of aggregate indebtedness	$	-	
Minimum dollar requirement		5,000	
Net capital			1,358,608
Excess (deficiency) net capital			$ 1,353,608
Aggregate indebtedness			$ -
Excess net capital at 1,000% (net capital, less 10% aggregate indebtedness)			1,358,608
Ratio of aggregate indebtedness to net capital			-
Ratio of subordinated indebtedness to debt/equity total			-
120% of required net capital			6,000
Net capital in excess of 120% of required net capital			$ 1,352,608
Total assets			$ 1,409,140
Less: total liabilities			50,532
Net worth			1,358,608
Deductions from and/or charges to net worth:			
Non-allowable assets:			
Accounts receivable	$	1,150,000	
Furniture, fixtures and equipment		51,306	
Other deductions or charges		-	
Excess fidelity bond deductible		-	
Total deductions from net worth			1,201,306
Net capital before haircuts on securities positions			157,302
Haircuts on certificates of deposit and commercial paper	$	-	
U.S. and Canadian government obligations		-	
State and municipal government and obligations		-	
Corporate obligations		-	
Stock and warrants		-	
Options		-	
Other securities		-	
Other positions		-	
Undue concentrations		-	
Total haircuts on securities			-
Net capital			$ 157,302

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report, as amended, as of December 31, 2006.

Your Vision Our Focus


TURNER
ts
STONE

Report on Internal Control Required by SEC Rule 17a-5

The Member
Mitchell Energy Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Mitchell Energy Advisors, LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 Facsimile: 972-239-1665
Web site: turnerstone.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be a significant deficiency or a material weakness under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent or detect misstatements on a timely basis. Control deficiencies may involve one or more of the five interrelated components of internal control. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be control deficiencies that would result in significant deficiencies or material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Turner, Stone & Company, LLP

Certified Public Accountants
Dallas, Texas
February 20, 2007

END